

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Mr. Michael S. Dunlap
Chairman and Chief Executive Officer
Nelnet, Inc.
121 South 13th Street, Suite 210
Lincoln, Nebraska 68508

Re: Nelnet, Inc.
Form 10-K for the year ended December 31, 2009, filed March 3, 2010
Forms 10-Q for the quarterly periods ended March 31, 2010,
June 30, 2010, and September 30, 2010
Schedule 14A, filed April 15, 2010
Amendment to Schedule 14A, filed April 15, 2010
File No. 001-31924

Dear Mr. Dunlap:

        We have completed our review of your Form 10-K and related filings and
have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Michael Clampitt
                                    Legal Reviewer